Exhibit 99.1

News release

Lloydminster's new facility to be named Cenovus Energy Hub

Lloydminster, AB/SK (June 27, 2023) – The City of Lloydminster and Cenovus Energy today announced the region’s newest event facility will be called the Cenovus Energy Hub. Cenovus’s $5 million contribution towards naming rights, construction and programming demonstrates its continued commitment to Lloydminster and the surrounding area.

"Investing in the communities where we operate is integral to how we do business," said Jon McKenzie, Cenovus President & Chief Executive Officer. "More than 2,000 of our staff and their families live and play in this region, and our contribution to the Cenovus Energy Hub is a great way to connect them and their neighbours through recreational activities, cultural programming and landmark events and celebrations.

"Our company has been part of this area for more than 80 years, and we plan to be an important part of the community for a long time to come. I'm looking forward to coming back and seeing the hub full of families and youth enjoying themselves."

The highly anticipated event facility aims to be the cornerstone of the region's cultural and sports activities. This landmark partnership and strategic collaboration with Cenovus as the named sponsor marks a significant milestone in the development of Lloydminster’s Event District, providing funding to support construction and ensure enhanced community programming over the next 15 years.

"I am thrilled to witness the collaboration between the City of Lloydminster and Cenovus as they join forces to support recreation and cultural opportunities for our community," said Lloydminster Mayor Gerald Aalbers. "This partnership signifies the importance of strong relationships between local government and corporate entities. Cenovus's support will undoubtedly enhance the quality of life for our residents and visitors.

"With the Cenovus Energy Hub as our flagship facility, we are poised to become a hub for national events, attracting visitors and showcasing the vibrancy and potential of Lloydminster on a national stage."

The collaboration between the City of Lloydminster and Cenovus sets the stage for a dynamic and prosperous future. With the Cenovus Energy Hub as a centrepiece of the Lloydminster community, it will serve as a catalyst for creativity, celebration and connection, leaving a lasting impact on residents and visitors alike.

Construction of the new facility is slated to begin later this year and is anticipated to be operational by winter 2025. In April 2023, the Government of Canada and the Province of Saskatchewan announced joint funding of $33 million to support the project.

About Cenovus Energy Hub
The Cenovus Energy Hub is more than an event facility; it's a visionary Entertainment District. In addition to the state-of-the-art venue, its vision is to offer slo-pitch diamonds, campsites, walking trails, and green spaces. The district aims to meet the community's need for outdoor recreational spaces, ensuring year-round activation. With ample parking, commercial retail units, and a focus on fostering community engagement, the Cenovus Energy Hub positions Lloydminster as a dynamic hub for national events and a vibrant destination for residents and visitors. For more information, visit CenovusEnergyHub.ca.

Get Involved
Community members and businesses are invited to support Cenovus Energy Hub through fundraising and sponsorship opportunities. By participating in these initiatives, the community can play a vital role in creating memorable experiences for the people who live here. To explore various ways of getting involved, visit CenovusEnergyHub.ca or email eventfacility@lloydminster.ca.

Cenovus Energy Hub Social Media Channels
•Facebook: @CenovusEnergyHub
•Twitter: @CenovusHub
•Instagram: @CenovusEnergyHub

Multimedia
•Virtual flythrough

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

Contacts:

City of Lloydminster	Cenovus
Eric Healey, Coordinator, Media & Digital Communications	Media Relations general line
780-875-6184, Ext. 2309 ehealey@lloydminster.ca	403-766-7751 media.relations@cenovus.com

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